

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2014

<u>Via E-mail</u>
Mr. Leroy M. Ball
Chief Financial Officer
Koppers Holdings, Inc.
436 Seventh Avenue
Pittsburgh, Pennsylvania 15219

> **RE: Koppers Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **Response Letter Dated January 23, 2014**
> **File No. 1-32737**

Dear Mr. Ball:

We have reviewed your response letter dated January 23, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Financial Statements</u>

<u>22. Subsidiary Guarantor Information for Koppers Inc. Senior Notes, page 72</u>
<u>23. Subsidiary Guarantor Information for Shelf Registration, page 76</u>

1.   We note your response to comment three from our letter dated December 23, 2013. You indicate that the positive operating cash flows for the parent company primarily relate to dividends from its subsidiaries; however, in each period, we note the amount of subsidiary dividends are less than the amount of positive operating cash flows of the parent company and, during the year ended December 31, 2011, there were essentially no subsidiary dividends. You also indicate that changes in intercompany receivables and payables are included in cash flows from operations and mainly represent such items as intercompany royalty receivables and payables, collection of intercompany dividends and interest payments by a subsidiary on behalf of another 100 percent-owned subsidiary or

other transactions related to intercompany interest expense or advances. To help us better understand your classification of changes in these balances, please provide the following:

- Provide a reconciliation for net income to cash provided by (used in) operating activities for each column of your condensed consolidating statements of cash flows for the nine-months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011, and 2010;

- Quantify components of your intercompany receivables and payables as of September 30, 2013, December 31, 2012 and 2011. Please explain to us how you determined the components should be classified in operating cash flows. Please address the classification related to the components among the parent and /or issuers, guarantor subsidiaries and non-guarantor subsidiaries. It appears to us that it may be more appropriate to classify changes in intercompany borrowing in investing and financing cash flows; and

- Classify your intercompany accounts between current and long-term. Please also tell us what consideration you gave to separately presenting intercompany accounts based on the materiality requirements in Article 10-01(a)(2) of Regulation S-X.

You may contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief